

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 24, 2009

Reed T. Buley
Chief Financial Officer
Remediation Services, Inc.
1111 Hughes Court
Wylie, Texas 75098

> **Re:** **Remediation Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-52235**

Dear Mr. Buley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief